Exhibit 99.1

News Release

PartnerRe Ltd. Reports Fourth Quarter and Full Year 2017 Results

▪	Q4 2017 Net income available to common shareholder of $72m and FY 2017 of $218m, driven by strong results in the Specialty segment and Investment portfolio

▪
FY 2017 Non-life combined ratio of 99.3% (Q4 2017 combined ratio of 100.7%), impacted by 15.4 points on the combined ratio for Hurricanes Harvey, Irma and Maria and California wildfire losses ($569 million in aggregate). FY 2017 Specialty combined ratio of 85.7% (92.5% in Q4 2017)

▪	FY 2017 total net investment return of $720 million, or 4.2%, driven by strong performance in corporate credit, public and private equity and real estate

PEMBROKE, Bermuda, February 21, 2018 - PartnerRe Ltd. ("the Company") today reported a net income available to common shareholder of $72 million for the fourth quarter of 2017 compared to a net loss of $191 million for the same period of 2016. Net income available to common shareholder was $218 million for the full year 2017 compared to $387 million for 2016.
Operating losses were $28 million for the fourth quarter of 2017 compared to operating earnings of $125 million for the same period of 2016. Operating losses for the full year 2017 were $1 million compared to gains of $289 million for the full year 2016. Operating losses for the fourth quarter of 2017 and the full year were driven primarily by large catastrophic losses.
Operating earnings or losses is a non-GAAP financial measure calculated with net income or loss available to common shareholder and excludes certain after-tax net realized and unrealized investment gains and losses, foreign exchange gains and losses, certain interest in results of equity method investments, income tax expense related to the enactment of the Tax Cuts and Jobs Act (TCJA) in the U.S., and loss on redemption of preferred shares.
Net income (loss) available to common shareholder, operating (losses) earnings and the associated annualized return on average common shareholder's equity (ROE), for the fourth quarters and the full years 2017 and 2016 include certain non-recurring costs, which impact period over period comparability as follows (in US$ millions, except for percentages):

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	1

News Release

Non-GAAP measures adjusted for certain non-recurring costs, net of tax(1):	Q4 2017	Q4 2016	2017	2016
Net income (loss) available to common shareholder	$85	$(161)	$250	$517
Annualized net income (loss) available to common shareholder ROE	5.6%	(10.5)%	4.2%	8.6%
Operating (losses) earnings	$(20)	$151	$26	$413
Annualized Operating ROE	(1.3)%	9.8%	0.4%	6.9%

(1)	See page 20 for details.

On October 5, 2017, the Company forecasted at the Exor Investor Day an Adjusted Net Income for 2017 in the $220-300 million range, assuming an absence of material catastrophe and other large losses in the fourth quarter of 2017 and nil mark-to-market in the Standard Fixed Income portfolio. The reported adjusted net income of $250 million is within the forecasted range, notwithstanding $120 million losses related to the California wildfires in the fourth quarter of 2017.
Commenting on results, PartnerRe President and Chief Executive Officer Emmanuel Clarke said, “In 2017, in the face of industry insured losses in excess of $100 billion, we delivered solid financial results with adjusted net income of $250 million and an adjusted ROE of 4.2%. This remarkable performance demonstrates the value of our underwriting discipline, our portfolio construction with highly diversified and profitable business segments and our gross-to-net strategy. Together these have enabled us to deliver positive returns to our shareholders in a year marked by high frequency of severe catastrophes.”
Mr. Clarke also added: “We have started 2018 on a very positive note, with strong execution at the January renewals where we benefited from pricing improvements across a broad span of our portfolio with a double-digit rate increase in North America Property Cat rates along with improving profit margins in most of our Specialty lines and other P&C segments globally. We have leveraged opportunities to expand our business relationships with our clients and brokers and further improve our portfolio, with double digit year-on-year growth in Non-Life renewable treaty premium. I am very confident that we will continue to build on these achievements to deliver great results in 2018.”
Highlights for the fourth quarter of 2017 compared to the same period of 2016 and for the full year 2017 compared to 2016 are included below:

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	2

News Release

Non-Life:

▪
Non-life net premiums written for the fourth quarter of 2017 were up 9% compared to the same period of 2016, primarily driven by the Specialty segment. Non-life net premiums written were down 2% for the full year 2017 compared to 2016, driven by a decrease in net premiums written in the P&C segment primarily due to cancellation of business that did not meet the Company's target risk-adjusted return.

▪
The Non-life combined ratio of 100.7% for the fourth quarter of 2017 was driven primarily by losses related to the California wildfires of $120 million, net of retrocession and reinstatement premiums, or 12.1 points on the combined ratio. The Non-life combined ratio for the quarter also reflects a net reduction of $23 million in the estimate for losses related to the hurricanes Harvey, Irma and Maria (HIM) of $472 million reported in the third quarter of 2017. The Non-life combined ratio for the fourth quarter of 2016 was 89.6% and included losses from Hurricane Matthew of $45 million, net of retrocession and reinstatement premiums, or 4.6 points on the combined ratio. The Non-life combined ratio continued to benefit from net favorable prior years' reserve development of $65 million (6.6 points) for the fourth quarter of 2017 compared to $172 million (17.6 points) for the same period of 2016, with both the Specialty and P&C segments experiencing net favorable development.

▪
The Non-life combined ratio of 99.3% for the full year 2017 was driven primarily by losses related to HIM and California wildfires of $569 million, net of retrocession and reinstatement premiums, or 15.4 points on the combined ratio. The Non-life combined ratio for the full year 2016 was 93.6% and included losses from Canadian wildfires, hurricane Matthew and an energy loss of $156 million, net of retrocession and reinstatement premiums, or 4.0% points on the combined ratio. The Non-life combined ratio continued to benefit from net favorable prior year development of $448 million (12.2 points) for the full year 2017 compared to $677 million (17.6 points) for 2016, with both the P&C and Specialty segments experiencing net favorable development.

Life and Health:

▪
Net premiums written were up 30% in the fourth quarter of 2017, and up 20% for the full year 2017, compared to the same periods of 2016, primarily driven by the inclusion of the Aurigen life premiums and growth in Health business.

▪
Allocated underwriting result was a loss of $39 million in the fourth quarter of 2017, driven by a loss of $67 million in the health line of business, partially offset by a gain of $28 million from the Life business. This compares to a gain of $12 million in the same period of 2016, resulting from a gain of $13 million from the Life business and a loss of $1 million in the health line of business.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	3

News Release

▪
Allocated underwriting result for the full year 2017 was a loss of $52 million, driven by a loss of $119 million in the health line of business, partially offset by a gain of $67 million from the Life business. The loss in the Health business resulted from an increase in frequency of large claims activity in underwriting years 2015 to 2017 primarily in Affordable Care Act related programs. This compares to a gain of $61 million in 2016, with the Life business contributing $49 million and the Health business contributing $12 million.

Investments:

▪
Net investment return in the fourth quarter of 2017 was $188 million, or 1.1%, and included net realized and unrealized investment gains of $19 million, net investment income of $103 million and interest in earnings of equity method investments of $66 million. This compares to a negative result of $312 million, or 1.9%, for the fourth quarter of 2016, which included net realized and unrealized investment losses of $388 million, net investment income of $105 million and interest in losses of equity method investments of $28 million. Net investment return for the full year 2017 was $720 million, or 4.2%, and included net realized and unrealized investment gains of $232 million, net investment income of $402 million and interest in earnings of equity method investments of $86 million. This compares to $414 million, or 2.4%, for 2016, which included net realized and unrealized investment gains of $26 million, net investment income of $411 million and interest in losses of equity method investments of $23 million.

▪
Net investment income of $103 million for the fourth quarter of 2017 was down $2 million, or 2%, compared to the same period of 2016, mainly due to the partial sale of the principal finance (PF) portfolio in the fourth quarter of 2016, which was partially offset by the inclusion of Aurigen's portfolio, increases in reinvestment rates in the U.S. and Canada, a higher allocation to investment grade corporate bonds and lower investment expenses during the year. Net investment income of $402 million for the full year 2017 was down $9 million, or 2%, compared to 2016, for the same reasons noted for the quarter.

▪
Net realized and unrealized investment gains of $19 million in the fourth quarter of 2017 were driven by compression of U.S. investment grade corporate and Canadian spreads, partially offset by the impact of increases in U.S. risk-free rates. This compared to net realized and unrealized investment losses of $388 million in the fourth quarter of 2016, which were primarily due to an increase of approximately 80 bps in the U.S. risk-free rates in the fourth quarter of 2016. Net realized and unrealized investment gains of $232 million for the full year 2017 were driven by compression in corporate bond spreads and strong performance in public and private equities, partially offset by the impact of increases in U.S. risk-free rates. This compares to net realized and unrealized investment gains of $26 million for 2016.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	4

News Release

▪
The interest in earnings of equity method investments of $66 million in the fourth quarter of 2017 and $86 million for the full year 2017 included a significant gain on certain real estate investments held by an investee, Almacantar Group S.A. This compares to an interest in losses of equity method investments of $28 million in the fourth quarter of 2016 and $23 million for the full year 2016.

▪	Reinvestment rates are currently 2.8%, compared to the Company's fixed income investment portfolio yield of 2.6%.
Other Income Statement Items:

▪
Other expenses of $80 million in the fourth quarter of 2017 were down $25 million, or 24.0%, compared to $105 million for the same period of 2016 primarily due to lower personnel costs, including lower employees' variable compensation related to the Company's financial performance. Other expenses of $348 million in 2017 were down $124 million, or 26.2%, compared to $472 million in 2016 primarily due to the efficiency actions undertaken following the closing of the acquisition by Exor and lower severance and transaction costs, partially offset by the inclusion of Aurigen expenses.

▪
Interest expense of $10 million and preferred dividends of $12 million in the fourth quarter of 2017 were down slightly compared to the fourth quarter of 2016. Interest expense of $42 million and preferred dividends of $46 million in 2017 were down compared to $49 million and $55 million, respectively, in 2016. These decreases were due to the optimization of the Company's capital structure through the issuance of a 750 million Euro-denominated bond in September 2016 and the redemption of certain high coupon senior notes and preferred shares during the fourth quarter of 2016.

▪
Income tax benefit was $23 million on pre-tax earnings of $61 million in the fourth quarter of 2017 compared to $66 million on pre-tax losses of $240 million for the same period of 2016. Income tax expense was $10 million on pre-tax earnings of $274 million in 2017 compared to $26 million on pre-tax earnings of $473 million in 2016. The 2017 amounts were primarily driven by the geographical distribution of pre-tax profits and losses. The recent enactment of the TCJA in the U.S. resulted in a charge of $5 million in the fourth quarter of 2017.

Balance Sheet and Capitalization:

▪	Total investments, funds held–directly managed and cash and cash equivalents were $17.0 billion at December 31, 2017, up 0.7% compared to December 31, 2016.

▪
Cash and cash equivalents and fixed maturities, which are government issued or investment grade fixed income securities, were $14.1 billion at December 31, 2017, representing 85% of the cash and cash equivalents and total investments.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	5

News Release

▪
The average credit rating and expected average duration of the fixed income portfolio at December 31, 2017 was A and 4.7 years, respectively, while the average duration of the Company’s liabilities was 4.8 years.

▪	Dividends declared to common shareholders in the fourth quarter of 2017 were $120 million and $145 million in 2017.

▪	Total capital was $8.2 billion at December 31, 2017, up 2.1% compared to December 31, 2016, primarily due to net income for the full year 2017.

▪
Common shareholder's equity (or book value) was $6.0 billion at December 31, 2017, up 1.0% compared to December 31, 2016, primarily due to net income for 2017, partially offset by dividends on common shares held by Exor.

▪	Book value, excluding dividends on common shares held by Exor for 2017, was $6.2 billion at December 31, 2017, up 3.4% compared to December 31, 2016.

▪	Tangible book value of $5.4 billion at December 31, 2017 was comparable to December 31, 2016.
Cash Flows:

▪
Cash provided by operating activities was $7 million in the fourth quarter of 2017 compared to $129 million in the same period of 2016. The positive cash flow in the fourth quarter of 2017 was primarily driven by investment income and included $148 million of paid losses related to HIM and California wildfires.

▪
Cash provided by investing activities was $729 million in the fourth quarter of 2017 compared to $206 million in the same period in 2016. The cash inflows in the fourth quarter of 2017 and 2016 primarily reflect proceeds from sales and redemptions exceeding purchases of fixed income securities during the quarter.

▪
Cash used in financing activities was $125 million in the fourth quarter of 2017 compared to $598 million in the same period in 2016. The cash outflows in the fourth quarter of 2017 were driven by the dividends paid to common and preferred shareholders. The cash outflows in the fourth quarter of 2016 were largely driven by the redemption of senior notes and preferred shares and higher dividends paid.

_______________________________________

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	6

News Release

worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2017, total revenues were $5.7 billion. At December 31, 2017, total assets were $23.0 billion, total capital was $8.2 billion and total shareholders’ equity was $6.7 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com
Forward-looking statements contained in this press release are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.

The Company’s estimate of catastrophic losses is based on an analysis of the Company’s exposures, the current assumption of total insured industry losses and information received from certain cedants to date. There is material uncertainty associated with the Company's loss estimates given the nature, magnitude and recency of these loss events and the limited claims information received to date. The ultimate losses therefore may differ materially from the current estimate.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	7

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Income (Loss) (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the year ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Revenues
Gross premiums written	$1,235,586	$1,102,695	$5,587,894	$5,356,942
Net premiums written	$1,220,227	$1,067,095	$5,119,926	$4,953,470
Decrease (increase) in unearned premiums	140,181	196,958	(94,945)	16,126
Net premiums earned	1,360,408	1,264,053	5,024,981	4,969,596
Net investment income	103,097	104,922	402,071	410,864
Net realized and unrealized investment gains (losses)	18,986	(388,416)	232,491	26,266
Other income	4,212	3,660	15,242	15,232
Total revenues	1,486,703	984,219	5,674,785	5,421,958
Expenses
Losses and loss expenses	1,084,309	778,008	3,840,982	3,248,091
Acquisition costs	310,006	321,441	1,119,773	1,186,602
Other expenses (2)	79,943	104,465	348,398	471,905
Interest expense	10,580	11,837	42,500	48,603
Loss on redemption of debt (3)	—	22,203	1,566	22,203
Amortization of intangible assets	6,335	6,156	24,646	25,919
Net foreign exchange losses (gains)	1,195	(48,137)	108,244	(77,515)
Total expenses	1,492,368	1,195,973	5,486,109	4,925,808
Loss (income) before taxes and interest in earnings (losses) of equity method investments	(5,665)	(211,754)	188,676	496,150
Income tax (benefit) expense	(22,764)	(66,445)	10,358	25,923
Interest in earnings (losses) of equity method investments	66,689	(28,388)	85,703	(22,919)
Net income (loss)	83,788	(173,697)	264,021	447,308
Preferred dividends	11,604	12,492	46,416	55,043
Loss on redemption of preferred shares	—	4,908	—	4,908
Net income (loss) available to common shareholder	$72,184	$(191,097)	$217,605	$387,357
Comprehensive income (loss)	$67,733	$(143,707)	$248,309	$456,022

(1) On March 18, 2016, Exor N.V. acquired 100% of the Company's common shares. As such, per share data is no longer meaningful and has been excluded. PartnerRe common shares are no longer traded on the NYSE.

(2) Other expenses for the three months ended December 31, 2017 and 2016 include $11 million and $14 million, respectively, of reorganization related costs. Other expenses for the year ended December 31, 2017 include $33 million of reorganization related costs and transaction costs related to the Aurigen acquisition. Other expenses for the year ended December 31, 2016 include $128 million of reorganization related costs, transaction costs and accelerated stock-based compensation expense related to the closing of the acquisition by Exor.

(3) Loss on redemption of debt for the year ended December 31, 2017 relates to debt settled by Aurigen in the second quarter of 2017. Loss on redemption of debt for the three months and year ended December 31, 2016 relates to a make-whole payment paid to the senior note holders, representing the present value of the remaining scheduled payments on the notes following their early redemption.

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	December 31, 2017	December 31, 2016
Assets
Investments:
Fixed maturities, at fair value	$12,654,859	$13,432,501
Short-term investments, at fair value	4,400	21,697
Equities, at fair value	638,596	38,626
Investments in real estate	83,098	—
Other invested assets	1,385,258	1,075,637
Total investments	14,766,211	14,568,461
Funds held – directly managed	424,765	511,324
Cash and cash equivalents	1,772,012	1,773,328
Accrued investment income	120,805	112,580
Reinsurance balances receivable	2,724,844	2,492,069
Reinsurance recoverable on paid and unpaid losses	828,807	331,704
Funds held by reinsured companies	801,451	685,069
Deferred acquisition costs	672,307	597,239
Deposit assets	78,542	74,273
Net tax assets	133,169	194,170
Goodwill	456,380	456,380
Intangible assets	160,234	107,092
Other assets	41,237	35,105
Total assets	$22,980,764	$21,938,794
Liabilities
Non-life reserves	$9,710,457	$8,985,434
Life and health reserves	2,490,474	1,984,096
Unearned premiums	1,818,999	1,623,796
Other reinsurance balances payable	292,077	281,973
Deposit liabilities	10,864	15,026
Net tax liabilities	154,947	166,113
Accounts payable, accrued expenses and other	302,021	849,572
Debt related to senior notes	1,384,824	1,273,883
Debt related to capital efficient notes	70,989	70,989
Total liabilities	16,235,652	15,250,882
Shareholders’ Equity
Common shares (par value $0.00000001; issued: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 28,169,062 shares; aggregate liquidation value: $704,227)	28,169	28,169
Additional paid-in capital	2,396,530	2,396,530
Accumulated other comprehensive loss	(90,281)	(74,569)
Retained earnings	4,410,694	4,337,782
Total shareholders’ equity	6,745,112	6,687,912
Total liabilities and shareholders’ equity	$22,980,764	$21,938,794

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the year ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Net cash provided by operating activities(1)	$7,205	$129,196	$247,876	$445,309
Net cash provided by (used in) investing activities(2)	728,537	206,453	98,821	(34,055)
Net cash used in financing activities(3)	(125,298)	(597,802)	(392,239)	(153,521)
Effect of foreign exchange rate changes on cash	(2,245)	(43,994)	44,226	(61,502)
Increase (decrease) in cash and cash equivalents	608,199	(306,147)	(1,316)	196,231
Cash and cash equivalents - beginning of period	1,163,813	2,079,475	1,773,328	1,577,097
Cash and cash equivalents - end of period	$1,772,012	$1,773,328	$1,772,012	$1,773,328

(1) Net cash provided by operating activities decreased for the three months and year ended December 31, 2017 compared to the same periods of 2016 primarily due to higher losses paid in 2017.

(2) Net cash provided by investing activities increased for the three months and year ended December 31, 2017 compared to the same periods of 2016 primarily due to cash proceeds on sale of investments used to fund financing activities noted below. For the year ended December 31, 2017, these cash proceeds were partially offset by cash used to fund the Aurigen acquisition and to invest in public equity funds. Net cash used in investing activities for the year ended December 31, 2016 includes cash used to purchase short-term investments using the cash proceeds from issuance of Euro debt referred to below.

(3) Net cash used in financing activities includes dividends paid to common and preferred shareholders. Net cash used in financing activities in the three months ended December 31, 2016 includes redemptions of preferred shares and senior notes. Net cash used in financing activities for the year ended December 31, 2017 includes a redemption of debt by Aurigen and for the year ended December 31, 2016, includes the payment of a special dividend related to the acquisition by Exor, partially offset by the proceeds from issuance of Euro debt.

PartnerRe Ltd.
Consolidated Statements of Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the year ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Net income (loss)	$83,788	$(173,697)	$264,021	$447,308
Change in currency translation adjustment	(17,471)	33,022	(15,135)	12,202
Change in net unrealized gains or losses on investments, net of tax	(74)	(959)	(303)	(1,579)
Change in unfunded pension obligation, net of tax	1,490	(2,073)	(274)	(1,909)
Comprehensive income (loss)	$67,733	$(143,707)	$248,309	$456,022

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended December 31, 2017
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$361	$493	$854	$382	$—	$1,236
Net premiums written	$366	$486	$852	$368	$—	$1,220
Decrease (increase) in unearned premiums	144	(2)	142	(2)	—	140
Net premiums earned	$510	$484	$994	$366	$—	$1,360
Losses and loss expenses	(404)	(298)	(702)	(382)	—	(1,084)
Acquisition costs	(136)	(143)	(279)	(31)	—	(310)
Technical result	$(30)	$43	$13	$(47)	$—	$(34)
Other (loss) income	(1)	—	(1)	4	1	4
Other expenses	(13)	(7)	(20)	(12)	(48)	(80)
Underwriting result	$(44)	$36	$(8)	$(55)	n/a	$(110)
Net investment income				16	87	103
Allocated underwriting result				$(39)	n/a	n/a
Net realized and unrealized investment gains					19	19
Interest expense					(10)	(10)
Amortization of intangible assets					(6)	(6)
Net foreign exchange losses					(1)	(1)
Income tax benefit					23	23
Interest in earnings of equity method investments					66	66
Net income					n/a	$84
Loss ratio (1)	79.2%	61.6%	70.6%
Acquisition ratio (2)	26.7	29.5	28.1
Technical ratio (3)	105.9%	91.1%	98.7%
Other expense ratio (4)	2.5	1.4	2.0
Combined ratio (5)	108.4%	92.5%	100.7%
	For the three months ended December 31, 2016
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$397	$407	$804	$299	$—	$1,103
Net premiums written	$394	$389	$783	$284	$—	$1,067
Decrease in unearned premiums	144	45	189	8	—	197
Net premiums earned	$538	$434	$972	$292	$—	$1,264
Losses and loss expenses	(315)	(214)	(529)	(249)	—	(778)
Acquisition costs	(156)	(133)	(289)	(32)	—	(321)
Technical result	$67	$87	$154	$11	$—	$165
Other income	—	—	—	3	—	3
Other expenses	(33)	(21)	(54)	(17)	(34)	(105)
Underwriting result	$34	$66	$100	$(3)	n/a	$63
Net investment income				15	90	105
Allocated underwriting result				$12	n/a	n/a
Net realized and unrealized investment losses					(388)	(388)
Interest expense					(12)	(12)
Loss on redemption of debt					(22)	(22)
Amortization of intangible assets					(6)	(6)
Net foreign exchange gains					48	48
Income tax benefit					66	66
Interest in losses of equity method investments					(28)	(28)
Net loss					n/a	$(174)
Loss ratio (1)	58.4%	49.4%	54.4%
Acquisition ratio (2)	29.1	30.6	29.7
Technical ratio (3)	87.5%	80.0%	84.1%
Other expense ratio (4)	6.2	4.7	5.5
Combined ratio (5)	93.7%	84.7%	89.6%

(1)	Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.

(2)	Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.

(3)	Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.

(4)	Other expense ratio is obtained by dividing other expenses by net premiums earned.

(5)	Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the year ended December 31, 2017
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$2,255	$1,934	$4,189	$1,399	$—	$5,588
Net premiums written	$1,996	$1,780	$3,776	$1,344	$—	$5,120
Increase in unearned premiums	(33)	(55)	(88)	(7)	—	(95)
Net premiums earned	$1,963	$1,725	$3,688	$1,337	$—	$5,025
Losses and loss expenses	(1,620)	(955)	(2,575)	(1,266)	—	(3,841)
Acquisition costs	(495)	(489)	(984)	(136)	—	(1,120)
Technical result	$(152)	$281	$129	$(65)	$—	$64
Other (loss) income	—	(1)	(1)	14	2	15
Other expenses	(71)	(33)	(104)	(61)	(183)	(348)
Underwriting result	$(223)	$247	$24	$(112)	n/a	$(269)
Net investment income				60	342	402
Allocated underwriting result				$(52)	n/a	n/a
Net realized and unrealized investment gains					232	232
Interest expense					(42)	(42)
Loss on redemption of debt					(2)	(2)
Amortization of intangible assets					(25)	(25)
Net foreign exchange losses					(108)	(108)
Income tax expense					(10)	(10)
Interest in earnings of equity method investments					86	86
Net income					n/a	$264
Loss ratio	82.6%	55.4%	69.8%
Acquisition ratio	25.2	28.4	26.7
Technical ratio	107.8%	83.8%	96.5%
Other expense ratio	3.6	1.9	2.8
Combined ratio	111.4%	85.7%	99.3%

	For the year ended December 31, 2016
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$2,269	$1,920	$4,189	$1,168	$—	$5,357
Net premiums written	$2,061	$1,776	$3,837	$1,117	$—	$4,954
Decrease (increase) in unearned premiums	25	(9)	16	—	—	16
Net premiums earned	$2,086	$1,767	$3,853	$1,117	$—	$4,970
Losses and loss expenses	(1,248)	(1,073)	(2,321)	(927)	—	(3,248)
Acquisition costs	(556)	(500)	(1,056)	(131)	—	(1,187)
Technical result	$282	$194	$476	$59	$—	$535
Other income (loss)	3	(1)	2	10	3	15
Other expenses	(141)	(88)	(229)	(66)	(177)	(472)
Underwriting result	$144	$105	$249	$3	n/a	$78
Net investment income				58	353	411
Allocated underwriting result				$61	n/a	n/a
Net realized and unrealized investment gains					26	26
Interest expense					(49)	(49)
Loss on redemption of debt					(22)	(22)
Amortization of intangible assets					(26)	(26)
Net foreign exchange gains					78	78
Income tax expense					(26)	(26)
Interest in losses of equity method investments					(23)	(23)
Net income					n/a	$447
Loss ratio	59.8%	60.8%	60.3%
Acquisition ratio	26.7	28.3	27.4
Technical ratio	86.5%	89.1%	87.7%
Other expense ratio	6.7	4.9	5.9
Combined ratio	93.2%	94.0%	93.6%

Supplementary Financial Information

PartnerRe Ltd.
Investment Portfolio
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	December 31, 2017		December 31, 2016
Investments:
Fixed maturities
U.S. government	$2,184	15%	$3,489	24%
U.S. government sponsored enterprises	22	—	52	—
U.S. states, territories and municipalities	690	5	685	5
Non-U.S. sovereign government, supranational and government related	1,751	12	1,136	8
Corporate bonds	6,129	41	5,705	39
Mortgage/asset-backed securities	1,879	13	2,365	16
Total fixed maturities	12,655	86	13,432	92
Short-term investments	4	—	22	—
Equities	639	4	39	—
Investments in real estate(1)	83	1	—	—
Other invested assets	1,385	9	1,076	8
Total investments	$14,766	100%	$14,569	100%
Cash and cash equivalents	1,772		1,773
Total investments and cash and cash equivalents	16,538		16,342
Maturity distribution:
One year or less	$280	2%	$264	2%
More than one year through five years	4,259	34	5,381	40
More than five years through ten years	4,126	32	3,703	27
More than ten years	2,115	17	1,741	13
Subtotal	10,780	85	11,089	82
Mortgage/asset-backed securities	1,879	15	2,365	18
Total fixed maturities and short-term investments	$12,659	100%	$13,454	100%
Credit quality by market value (Total fixed maturities and short-term investments):
AAA	$902	7%	$791	6%
AA	5,530	44	6,957	52
A	2,603	21	2,088	15
BBB	3,310	26	3,208	24
Below Investment Grade/Unrated	314	2	410	3
	$12,659	100%	$13,454	100%
Expected average duration (2)		4.7	Yrs	4.9	Yrs
Average yield to maturity at market (2)		2.8%		2.7%
Average credit quality		A		A

 (1) Includes investments in real estate acquired during the fourth quarter of 2017 purchased from an equity method investee
 (2) Includes funds holding fixed income securities that are classified with equities on the Consolidated Balance Sheets and futures used for the purpose of hedging duration

Supplementary Financial Information

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

December 31, 2017
	Fair Value	Percentage of Fair Value of Corporate Bonds	Percentage to Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Consumer noncyclical	$1,339,389	21.9%	8.1%	1.1%
Finance	1,023,197	16.7	6.2	0.8
Industrials	666,117	10.9	4.0	0.4
Energy	555,734	9.1	3.4	0.5
Consumer cyclical	516,477	8.4	3.1	0.5
Communications	433,749	7.1	2.6	0.7
Insurance	428,383	7.0	2.6	0.5
Utilities	342,935	5.6	2.1	0.2
Real estate investment trusts	295,426	4.8	1.8	0.2
Technology	245,801	4.0	1.5	0.5
Basic materials	179,527	2.9	1.1	0.3
Catastrophe bonds	67,710	1.1	0.4	—
Longevity and mortality bonds	25,354	0.4	0.2	0.2
Government guaranteed corporate debt	8,837	0.1	0.1	0.1
Total Corporate bonds	$6,128,636	100.0%	37.2%
Finance sector - Corporate bonds
Banks	$559,050	9.1%	3.4%
Investment banking and brokerage	296,568	4.8	1.8
Financial services	80,595	1.3	0.5
Commercial and consumer finance	28,060	0.5	0.2
Other	58,924	1.0	0.3
Total finance sector - Corporate bonds	$1,023,197	16.7%	6.2%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$6,066	$8,758	$345,472	$198,754	$—	$559,050
Investment banking and brokerage	—	—	60,981	234,327	1,260	296,568
Financial services	—	7,079	58,286	15,230	—	80,595
Commercial and consumer finance	—	—	28,060	—	—	28,060
Other	—	6,387	27,411	25,126	—	58,924
Total finance sector - Corporate bonds	$6,066	$22,224	$520,210	$473,437	$1,260	$1,023,197
% of total	0.6%	2.2%	50.8%	46.3%	0.1%	100.0%
Concentration of investment risk
The top 10 Corporate bond issuers account for 18.4% of the Company’s total corporate bonds. The single largest issuer accounts for 3.1% of the Company’s total Corporate bonds.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Non-Life Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the year ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Reconciliation of beginning and ending non-life reserves:
Gross liability at beginning of period	$10,023,605	$9,566,472	$8,985,434	$9,064,711
Reinsurance recoverable at beginning of period	(724,236)	(290,151)	(266,742)	(189,234)
Net liability at beginning of period	9,299,369	9,276,321	8,718,692	8,875,477
Net incurred losses related to:
Current year	766,928	700,438	3,022,926	2,997,394
Prior years	(64,946)	(171,501)	(448,158)	(676,574)
	701,982	528,937	2,574,768	2,320,820
Change in reserve agreement (1)	(13,166)	(2,153)	(3,481)	5,518
Net losses paid	(999,178)	(834,047)	(2,675,530)	(2,262,916)
Effects of foreign exchange rate changes	32,770	(250,366)	407,328	(220,207)
Net liability at end of period	9,021,777	8,718,692	9,021,777	8,718,692
Reinsurance recoverable at end of period	688,680	266,742	688,680	266,742
Gross liability at end of period	$9,710,457	$8,985,434	$9,710,457	$8,985,434

Breakdown of gross liability at end of period:
Case reserves	$4,176,879	$3,883,926	$4,176,879	$3,883,926
Additional case reserves	176,369	166,913	176,369	166,913
Incurred but not reported reserves	5,357,209	4,934,595	5,357,209	4,934,595
Gross liability at end of period	$9,710,457	$8,985,434	$9,710,457	$8,985,434
Gross liability at end of period by Non-life segment:
P&C	6,941,823	6,187,460	6,941,823	6,187,460
Specialty	2,768,634	2,797,974	2,768,634	2,797,974
Gross liability at end of period	$9,710,457	$8,985,434	$9,710,457	$8,985,434
Unrecognized time value of non-life reserves (2)	$605,769	$439,351	$605,769	$439,351
Non-life paid loss ratio data:
Non-life paid losses to incurred losses ratio	145.5%	157.7%	103.9%	97.5%
Non-life paid losses to net premiums earned ratio	101.3%	85.8%	72.5%	58.7%

(1) The change in the reserve agreement is due to (adverse) favorable development on Paris Re’s reserves which are guaranteed by Axa under the reserve agreement.
(2) The unrecognized time value, or discount, is the difference between the undiscounted liability for non-life reserves recorded and the discounted amount of these reserves. This discount is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Life and Health Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the year ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Reconciliation of beginning and ending life and health reserves:
Gross liability at beginning of period	$2,375,838	$2,050,970	$1,984,096	$2,051,935
Reinsurance recoverable at beginning of period	(37,409)	(29,459)	(31,372)	(42,773)
Net liability at beginning of period	2,338,429	2,021,511	1,952,724	2,009,162
Liability acquired related to the acquisition of Aurigen	—	—	67,916	—
Net incurred losses	382,327	249,071	1,266,214	927,271
Net losses paid	(281,685)	(221,838)	(1,017,673)	(844,156)
Effects of foreign exchange rate changes	10,798	(96,020)	180,688	(139,553)
Net liability at end of period	2,449,869	1,952,724	2,449,869	1,952,724
Reinsurance recoverable at end of period	40,605	31,372	40,605	31,372
Gross liability at end of period	$2,490,474	$1,984,096	$2,490,474	$1,984,096
Life value in force(1)	$308,200	$176,200	$308,200	$176,200

(1) The life value in force (Life VIF) is the present value of the profits that will emerge from life policies over time and is comprised of the present value of future after-tax profits and the cost of capital. The Company’s Life VIF is calculated on a going concern basis and is the sum of (i) present value of future profits on a U.S. GAAP basis which represents the net present value of projected after-tax cash flows based on Life reserves, net of deferred acquisition costs and gross of value of business acquired; (ii) cost of non-hedgeable risks; (iii) frictional costs; (iv) time value of options and guarantees; and (v) cost of non-economic excess encumbered capital.

Supplementary Financial Information

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure

		December 31, 2017		December 31, 2016
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Southeast	Hurricane	$556		$496
U.S. Northeast	Hurricane	573		560
U.S. Gulf Coast	Hurricane	586		502
Caribbean	Hurricane	175		165
Europe	Windstorm	403		387
Japan	Typhoon	209		190
California	Earthquake	512	$640	462	$595
British Columbia	Earthquake	143	306	161	317
Japan	Earthquake	330	368	315	349
Australia	Earthquake	152	222	187	258
New Zealand	Earthquake	140	201	147	211

The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, refer to the Company’s natural catastrophe PML information and definitions in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 (see Risk Management—Natural Catastrophe PML in Item 3 of the 20-F).

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended				For the year ended
	December 31, 2017		December 31, 2016		December 31, 2017		December 31, 2016
	$	ROE(1)	$	ROE(1)	$	ROE(1)	$	ROE(1)
Net income (loss) available to common shareholder	72,184	4.8%	(191,097)	(12.4)%	217,605	3.6%	387,357	6.4%
Less: adjustments for non-operating items
Net realized and unrealized investment gains (losses), net of tax(2)	34,542	2.3	(316,808)	(20.6)	233,606	3.9	49,817	0.8
Net foreign exchange gains (losses), net of tax	11,269	0.7	35,234	2.3	(83,733)	(1.4)	76,088	1.3
Interest in earnings (losses) of equity method investments, net of tax	65,766	4.3	(29,599)	(1.9)	80,125	1.3	(22,222)	(0.4)
Income tax expense related to recent U.S. tax law change(2)	(10,935)	(0.7)	—	—	(10,935)	(0.2)	—	—
Loss on redemption of preferred shares	—	—	(4,908)	(0.3)	—	—	(4,908)	(0.1)
Operating (losses) earnings	$(28,458)	(1.8)%	$124,984	8.1%	$(1,458)	—%	$288,582	4.8%

	For the three months ended		For the year ended
Calculation of average common shareholder's equity	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Beginning of period common shareholder's equity	$6,104,451	$6,299,886	$5,983,685	$6,046,751
End of period common shareholder's equity	6,040,885	5,983,685	6,040,885	5,983,685
Average common shareholder's equity	$6,072,668	$6,141,786	$6,012,285	$6,015,218

(1) Return on common shareholder's equity (ROE) is calculated as net income or loss attributable to common shareholder divided by average common shareholder's equity, annualized for the quarter. Average common shareholder's equity is calculated using the sum of the beginning of period and end of period common shareholder's equity divided by two.

(2) A tax charge related to the enactment of changes in U.S. tax law at the end of 2017 was recorded in the Consolidated Statement of Operations in the amount of $5 million, of which $11 million was an operating charge offset by a $6 million non-operating benefit, included within net realized and unrealized investment gains (losses), net of tax, above.

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended				For the year ended
	December 31, 2017		December 31, 2016		December 31, 2017		December 31, 2016
	$	ROE	$	ROE	$	ROE	$	ROE
Net income (loss) available to common shareholder	$72,184	4.8%	$(191,097)	(12.4)%	$217,605	3.6%	$387,357	6.4%
Add: non-recurring adjustments
Other expenses and loss on redemption of debt, net of tax(1)	8,111	0.5	25,557	1.6	27,317	0.4	124,622	2.1
Income tax expense related to recent U.S. tax law change	4,614	0.3	—	—	4,614	0.2	—	—
Loss on redemption of preferred shares	—	—	4,908	0.3	—	—	4,908	0.1
Net income (loss) available to common shareholder, adjusted	$84,909	5.6%	$(160,632)	(10.5)%	$249,536	4.2%	$516,887	8.6%

Operating (losses) earnings available to common shareholder	$(28,458)	(1.8)%	$124,984	8.1%	$(1,458)	—%	$288,582	4.8%
Add: Non-recurring adjustments, net of tax(1)	8,111	0.5%	25,557	1.7%	27,317	0.4%	124,622	2.1%
Operating (losses) earnings available to common shareholder, adjusted	$(20,347)	(1.3)%	$150,541	9.8%	$25,859	0.4%	$413,204	6.9%

(1) Non-recurring adjustments, net of tax, included within Other expenses and Loss on redemption of debt in the Consolidated Statements of Operations were as follows:

	For the three months ended		For the year ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Reorganization related costs	$10,939	$12,288	$28,726	$51,411
Transaction costs(2)	132	1,739	4,623	38,249
Acceleration of stock-based compensation expense on acquisition by Exor	—	—	—	37,875
Total non-recurring costs included in Other expenses	11,071	14,027	33,349	127,535
Loss on redemption of debt	—	22,203	1,600	22,203
Tax impact of all adjustments above	(2,960)	(10,673)	(7,632)	(25,116)
Total non-recurring adjustments, net of tax	$8,111	$25,557	$27,317	$124,622

(2) Transaction costs primarily represent costs incurred related to the Aurigen acquisition in 2017 and costs related to the acquisition by Exor in 2016.

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollars)
(Unaudited)

	December 31, 2017	December 31, 2016
Tangible book value:
Total shareholders' equity	$6,745,112	$6,687,912
Less:
Preferred shares, aggregate liquidation value at $25 per share	704,227	704,227
Common shareholder’s equity or book value	6,040,885	5,983,685
Less:
Goodwill (1)	456,380	456,380
Intangible assets, net of tax(1)	141,805	73,022
Tangible book value	$5,442,700	$5,454,283

Capital structure:
Senior notes (2)	$1,384,824	$1,273,883
Capital efficient notes (3)	63,384	63,384
Preferred shares, aggregate liquidation value	704,227	704,227
Common shareholder's equity	6,040,885	5,983,685
Total capital	$8,193,320	$8,025,179

(1) The increase in intangible assets, net of tax, relates primarily to the recognition of the fair value of business acquired (VOBA) and certain insurance licenses upon the acquisition of Aurigen of $73 million, net of tax, and reduced by amortization expense. Intangible assets as of December 31, 2017 also reflect the impact of the changes in the U.S. tax legislation on the deferred tax liability related to the intangible assets of $10 million. These intangible assets are presented in the table above net of tax of $18 million in 2017 and $34 million in 2016. In relation to the Aurigen acquisition, there was no related increase in goodwill as a bargain purchase gain of less than $1 million was recorded in Other income in the Consolidated Statement of Operations.

(2) The increase in senior notes represents the foreign exchange impact of remeasuring the Euro debt into U.S. dollars at the balance sheet date.

(3) Non-consolidated debt issued externally related to Capital efficient notes (CENts) of $63m does not appear in the debt line of the Consolidated Balance Sheet as the finance entity that issued the debt (PartnerRe Finance II Inc.) does not meet the U.S. GAAP criteria for consolidation. The Consolidated Balance Sheets as of December 31, 2017 and December 31, 2016 include the related intercompany notes of $71m issued by PartnerRe U.S. Corporation to PartnerRe Finance II Inc.